Exhibit 99.1

Optibase, Ltd. Reports First Quarter 2003 Results; Company Shows
Pro-Forma Profitability and Continued Revenue Growth

    HERZLIYA, Israel--(BUSINESS WIRE)--May 5, 2003--Optibase, Ltd. (Nasdaq:OBAS), a leader in digital streaming solutions over broadband networks, today announced first quarter results for the period ending March 31, 2003.
    Revenues for the first quarter of 2003 were $4.4 million, compared with $7 million in the same period a year ago and with $4.3 in the fourth quarter of 2002. Pro-forma net income for the first quarter, excluding the effects of acquisition-related costs, stock options charges, impairment of another long term investment and equity in loss of affiliate (the "Cost and Charges"), was $390,000, or $0.03 per diluted share, based on 12.52 million weighted average shares outstanding, compared with a pro-forma net income of $126,000, or $0.01 per diluted share, based on 12.09 million weighted average shares outstanding, for the first quarter of 2002. Sequentially, pro-forma net income, excluding the effects of the "Cost and Charges," increased approximately $550,000 from a net loss of $(160,000), or $(0.01) per diluted share.
    As of March 31, 2003, based on updated information and revised internal estimates, the company has decided to adjust downward the value of its long-term investment by $1.36 million. In addition, the company posted a gain of $126,000 relating to the recovery of previously recognized expenses for stock options that will not vest.
    Actual net loss for the first quarter, including the effects of the "Cost and Charges", was $(1.05) million, or $(0.08) per basic and diluted share, compared with a net loss of $(821,000), or $(0.07) per basic and diluted share, for the first quarter of 2002.
    As of March 31, 2003, the Company had cash, cash equivalents and other financial investments net, of $43.3 million, and stockholders' equity of $47.6 million.
    Commenting on the first quarter results, Zvi Halperin, President and Chief Financial Officer, said, "For nearly two years we have focused on reducing our costs, marketing and selling our products and returning to profitability. While we continue to operate in a difficult environment where capital expenditure is slow and uncertainty prevails, we are pleased to report that Optibase achieved a pro-forma profit in the first quarter of 2003. Although still showing a loss on an operating basis, our financial income offset this loss and we continue to work diligently to progress toward operational profitability. In addition, since the third quarter of 2002, Optibase has seen its revenues continue to increase on a sequential basis. We are hopeful that this trend of increasing revenues and profitability will continue.
    "The first quarter can be characterized by market recognition. We have been awarded with three different awards this quarter: Best Government solution for the MGW 2000, awarded by the American Government Technology Conference, Best Hardware Streaming appliance for the MGW 2000, awarded by Streaming Magazine and Best Streaming Media appliance for the MGW 2400 awarded by Networking Computing Magazine. We take great pride in these accomplishments and are encouraged that we will see increased adoption of our products over the course of the year."
    He added, "We are optimistic about the MGW 5100, which is currently being installed in the first two customer sites since its launch. Upon completion of the installation process, we will begin to recognize higher revenues from the product. We have aligned ourselves with several partners who have expressed their interest and support for the product, strengthening our belief that the MGW 5100 will become a premier carrier-grade streaming platform.
    "In addition, we have begun to receive orders for our recently released Windows Media streaming server, the MGW 2400. This demonstrates Optibase's progress, both in the enterprise and residential markets. We continue to work with Microsoft to further penetrate these markets with this offering.
    "Lastly, alongside our sales and marketing activities, our Research and Development department continues to actively enhance our other product lines. Our acclaimed MovieMaker encoders have been enriched with high-end features, strengthening our competitive position at each price point."
    Mr. Halperin concluded, "The marketplace remains uncertain and 2003 will be another challenging year for Optibase. However, given our sound financial position, current product successes as well as increased level of sales and marketing activities planned for the year, we hope to continue to expand our customer base into the video over IP market, grow our revenues and remain profitable."

    Conference Call: Optibase has scheduled a conference call for 09:00 a.m., Monday, May 5, 2003, to discuss the first quarter results. Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes early to register, download and install any necessary audio software.

    About Optibase

    Optibase, Ltd. (Nasdaq:OBAS) provides high-quality, cost-effective products that enable the preparation and delivery of MPEG-based digital media over broadband networks. Optibase has created a breadth of product offerings used in applications, such as: video-on-demand; real-time video streaming; digital video archiving; distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Austria, France, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

    This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission.
    This release and prior releases are available on the Company's Web site at www.optibase.com.
    This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.


                             Optibase Ltd.
       Pro Forma Condensed Consolidated Statement of Operations
              For the First Quarter Ended March 31, 2003

       (Excluding various costs and charges as described below)

                                               March 31     March 31
                                                 2003         2002
                                                   $            $
                                               Unaudited    Unaudited
                                              -----------  -----------
Revenues                                           4,357        7,005
Gross profit                                       2,428        3,955
Operating expenses:
Research and development, net                      1,360        1,865
Selling, general and administrative, net           2,442        2,394
       Total operating expenses                    3,802        4,259
Operating loss                                    (1,374)        (304)
Financial income, net                              1,764          430
Net income                                           390          126

Net income per share:

Net EPS - base on diluted shares                   $0.03        $0.01

Number of shares used in computing
 earnings per diluted share                       12,521       12,087

Amount in thousands, except per share data

The above pro forma amounts have been
 adjusted to exclude the following items:

Amortization and Impairment of goodwill and
 other acquisition-related charges                     -          497
Stock option charges                                (126)         450
Impairment of other long term investment           1,364            -
Equity in loss of affiliate                          200            -

Net effect of pro forma adjustments                1,438          947


                             Optibase Ltd.
            Condensed Consolidated Statement of Operations
              For the First Quarter Ended March 31, 2003

                                                March 31     March 31
                                                 2003         2002
                                                   $            $
                                               Unaudited    Unaudited
                                              ------------ -----------
Revenues                                          4,357        7,005
Gross profit                                      2,428        3,657
Operating expenses:
Research and development, net                     1,276        2,486
Selling, general and administrative, net          2,400        2,422
       Total operating expenses                   3,676        4,908
Operating loss                                   (1,248)      (1,251)
Impairment of other long term investment          1,364            -
Financial income, net                             1,764          430
Net (loss) before equity in loss of affiliate      (848)        (821)
Equity in loss of affiliate                         200            -
Net (loss)                                       (1,048)        (821)
Other comprehensive income
--------------------------
Unrealized holding losses on available for
 sale securities                                   (641)        (100)
Total comprehensive income                        (1689)        (921)

Net (loss) per share:
Basic and diluted                                ($0.08)      ($0.07)

Number of shares used in computing earning per
 share (basic and diluted)                       12,350       12,087

Amount in thousands, except per share data


                             Optibase Ltd.
                 Condensed Consolidated Balance Sheets

                                               March 31    December 31
                                                 2003         2002
                                                   $           $
                                               Unaudited    Audited
                                              ----------- ------------
Assets
------
Current Assets:
 Cash, cash equivalents and short term
  investments, net                                43,347       45,320
 Trade receivables net of bad debts                2,326        2,650
 Inventories                                       4,269        4,237
 Other receivables and prepaid expenses            1,588        1,577
        Total current assets                      51,530       53,784
Long term investments in marketable
 securities and bank deposits                         -            -
Other long term investments                        3,201        3,531
                                                   3,201        3,531
Fixed assets, net                                  1,904        2,173
Other assets, net                                    200          220
Total assets                                      56,835       59,708

Liabilities and shareholders' equity
------------------------------------
Current Liabilities:
Current Maturities                                    86          129
 Trade payables                                    1,834        2,064
Accrued expenses and other liabilities             5,573        6,360
       Total current liabilities                   7,493        8,553
Accrued severance pay                              1,711        1,646
Long-Term lease                                       10           14
Total shareholders' equity                        47,621       49,495
Total liabilities and shareholders' equity        56,835       59,708

Amounts in thousands


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    CONTACT: Optibase, Ltd.
             Yael Paz, 011-972-9-9709-255
             or
             KCSA Public Relations Worldwide
             Jeff Corbin/Lee Roth, 212/896-1214 / 212/896-1209
             jcorbin@kcsa.com, lroth@kcsa.com